NEWS RELEASE

EMX Royalty Announces Third Quarter 2020 Results

Vancouver, British Columbia, November 16, 2020 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to report results for the quarter ended September 30, 2020 ("Q3"). The Company's filings for the quarter are available on SEDAR at www.sedar.com, on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on EMX's website at www.EMXroyalty.com. Financial results were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are expressed in Canadian dollars unless otherwise stated.

HIGHLIGHTS FOR Q3 2020

Financial Update

  EMX ended the three month period at September 30, 2020 ("Q3-2020") with a balance sheet including cash and cash equivalents of $55,627,000, investments, strategic investments and loans receivable valued at $22,824,000, and no debt.
  EMX had revenue for Q3 of $1,261,000 which includes royalty income, interest and dividends earned on cash and investment balances, and other property income including income from the sale or option of property interests. Revenues for Q3 were comparative to Q3-2019 with a decrease in royalty revenue offset by an increase in interest, dividend, and other property income.
  Royalty generation costs for Q3 totaled $5,838,000 of which the Company recovered $3,374,000 from partners. The net increase of $540,000 compared to Q3-2019 primarily relates to an increase in expenditures which was greater than the increase in recoveries from partners that continue to navigate COVID-19 market impacts.
  General and administrative expenses totaled $1,269,000 which includes $479,000 in salaries and consultants, $247,000 in administrative costs, $228,000 in professional fees, $118,000 in transfer agent and filing fees, and $183,000 in investor relations costs. The total general and administrative costs are comparable to Q3-2019 with an increase in transfer agent and filing fees directly related to the timing of annual listing fees. General and administrative costs can fluctuate from period to period as a result of many of the Company's costs being denominated and paid in USD.
  For the quarter, the Company had a net loss from operations of $2,517,000 and an after-tax net loss of $913,000. Other items affecting financial results in Q3 include a fair value gain related to fair value through profit or loss assets of $2,457,000 and a foreign exchange adjustment of $970,000. The foreign exchange adjustment was a direct result of holding USD cash and net assets denominated in USD.

Operational Update

  The Company received provisional payments of approximately US$184,000 from the sale of 98 gold ounces produced at the Leeville royalty property in Nevada's Northern Carlin Trend. In the southwestern U.S., copper exploration programs funded by partner South32 advanced, with project and generative field programs fully underway. Similarly, partner companies Gold Lion Resources Inc. and Hochschild Mining (US) Inc. conducted aggressive field programs on gold projects optioned from EMX in Idaho and Nevada, respectively. Also in Nevada, Ridgeline Minerals Corp. completed an IPO and earned 100% interest in the Selena and Swift gold projects, with EMX retaining net smelter returns ("NSR") royalty interests and an equity position in Ridgeline. As partnered properties were advanced, the Company's royalty generation programs added new gold projects to the portfolio by staking open ground in Idaho and Nevada.

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  EMX substantially grew the North American royalty and mineral property asset portfolio by purchasing 60 properties located in Canada's Superior Province as reported in Q3 (see EMX news release dated July 7, 2020). The new properties were purchased for $3 million, and include 52 projects optioned to third parties, of which 39 include provisions for NSR royalty interests that range from 0.75% to 2.5%. The portfolio will generate cash flow to EMX from option cash payments, which will be supplemented by share-based payments.
  The Company's partnered projects and royalty properties in Fennoscandia were advanced on multiple fronts during Q3. The Company optioned the Løkken and Kjøli polymetallic projects in Norway and the Southern Gold Line properties in Sweden to New Dimension Resources Ltd. ("NDR"), subject to TSX-V approval, for equity interest in NDR, work commitments, royalty interests, AAR and milestone payments, and other consideration to EMX's benefit (see EMX news release dated August 11, 2020). EMX maintained aggressive gold royalty generation programs in Sweden, Norway, and Finland, while continuing to acquire and advance a variety of base metal and "battery-metal" (nickel-copper-cobalt-gold-PGE) projects.
  In Australia, the Company optioned the Queensland Gold project to Many Peaks Gold Pty Ltd ("MPL") for cash payments, work commitments, a retained royalty interest, AAR and milestone payments, as well as other consideration to EMX's benefit (see EMX news release dated September 8, 2020). At the Koonenberry royalty property, "reef" hosted gold targets were advanced by the owner and operator of the project. The Company also added a new project to the portfolio with the license granted for the Yarrol intrusion-related gold property, which is now available for partnership.
  EMX provided an update on its royalty portfolio in Serbia, including the Brestovac uncapped 0.5% NSR royalty covering the Cukaru Peki deposit's Upper Zone copper-gold development and the Lower Zone porphyry copper-gold resource projects (collectively known as the "Timok Project") controlled and operated by Zijin Mining Group Co. Ltd.  After a thorough review of the royalty agreement covering Brestovac, and based on certain publicly available information, EMX does not believe that the circumstances which would have triggered a reduction of the royalty rate have occurred and therefore the royalty rate remains at 0.5% of NSR. Furthermore, there is no mechanism for the royalty to be reduced in the future. As a subsequent event, for the sake of transparency, EMX filed the royalty agreement under its profile on SEDAR (see EMX news release dated October 5, 2020).
  EMX received a second dividend payment from Ensero Holdings Inc., a private company in which EMX holds preferred shares and a 7.5% equity interest through common shares, of $74,000 (US$54,000).

OUTLOOK

EMX ended Q3 with working capital of $69,059,000, including $55,627,000 in cash. The Company substantially grew its asset portfolio in Q3, which totals over 200 royalty and mineral properties on five continents. A majority of the recent growth came from the purchase of over 60 properties in productive and well known mining camps of Ontario and Quebec, 52 of which have been optioned to other companies for payments and royalty interests. EMX will recoup much of its acquisition costs in just over three years from revenue streams derived from the newly acquired projects. However, the key benefit to EMX and its shareholders is the optionality inherent to this portfolio of mineral property assets in prolific Canadian mining districts that are undergoing a resurgence in exploration activity.

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EMX also grew its European and U.S. portfolios while developing new partnerships and working with current partners on existing projects. EMX's partner companies in Fennoscandia continued raising capital in Q3, and quickly put this money to work by ramping up field programs and building project value. Multiple projects are now positioned for drill testing in Q4, 2020 and in early 2021. Likewise, in the western U.S., EMX's partners conducted aggressive exploration programs in Idaho and Nevada, resulting in the identification of multiple gold targets for follow-up drill testing. Notably, Ridgeline Minerals Corp. ("Ridgeline"), a company that EMX has worked with since Ridgeline's inception as a private company, completed an IPO in Q3 (TSX-V: RDG) and earned 100% project interest in the Selena and Swift projects, with EMX retaining royalties on both projects. Ridgeline's exploration and business successes are a plus to all shareholders, including EMX which owns ~7% of the post-IPO issued and outstanding shares. Ridgeline is a great example of combining successful royalty generation with strategic investment.

The Company continues to systematically evaluate potential base and precious metals royalty portfolio acquisitions. Clearly, this is a highly competitive space, and EMX's efforts suggest that this segment of the industry is a "seller's market". So far, the royalty acquisition opportunities presented to EMX have not held up under sober due diligence and valuation. Yet the Company remains poised to act on the right opportunities when they do present themselves, and has participated in several bidding processes, while being cautious not to overreach for assets. EMX is confident that its deep in-region on-the-ground presence in North America, Europe, and Australia provides an advantage in identifying early stage opportunities that others may miss.

Although 2020 has been a challenging year, EMX and its partners having successfully adapted to the COVID-19 situation, and the bull market in precious and battery metals assets has put the wind at the Company's back. The Company's royalty generation programs are progressing at full speed, partners are cashed up and increasing project value, and key assets, such as Leeville, Timok, and Balya, continue to build future cash flow potential with increasing reserves and accelerated development schedules.

QUALIFIED PERSONS

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on North America and Strategic Investments. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Fennoscandia, Serbia, and Australia.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol EMX.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Forward-Looking Statements

This news release may contain "forward-looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the for the quarter ended September 30, 2020 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2019, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com